ARQ ADVISORS, LLC

Annual Financial Statement

June 30, 2021

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70000

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 AND ENDING 06/30/2021
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARQ Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 Ocean Terrace
_____
(No. and Street)

Long Branch   NJ   07740
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erin Baskett   636-675-3746
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
_____
(Name – if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Sukoff , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARQ Advisors LLC , as of June 30 , 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARQ ADVISORS, LLC
JUNE 30,2021

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ARQ Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ARQ Advisors, LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.
Abington, Pennsylvania
August 25, 2021

ARQ ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

Cash and cash equivalents	$	156,813
Deposit with broker		100,135
Fixed assets, net of accumulated depreciation of $30		1,783
Prepaid expenses		6,909
Fees receivable		18,000
TOTAL ASSETS	$	283,640

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Loan payable		189,256
Accounts payable		3,536
Accrued expenses		74,203
TOTAL LIABILITIES	$	266,995

MEMBERS' EQUITY

Members' Equity		16,645
TOTAL MEMBERS' EQUITY	$	16,645
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	283,640

The accompanying notes to the financial statement are an integral part of this financial statement.

ARQ ADVISORS, LLC
Notes to Financial Statement
June 30, 2021

1. ORGANIZATION

ARQ Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on December 16, 2014 as a limited liability company in accordance with the laws of the state of Delaware. The firm was approved as a member of FINRA on October 4, 2017 and commenced operations on October 11, 2017.

The Company engages in the private placement of securities, Merger and Acquisition Advisory services, Non-exchange member transactions in listed securities transactions and introducing clients to sell side counter parties for corporate and U.S. Government debt. The "Company" is no longer considered a Capital Acquisition Broker (CAB) pursuant to FINRA CAB Rules.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2021 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

3   CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

4.   RECEIVABLES

The Company earns commission revenue from sell side counter parties for corporate and U.S. Government debt through Hilltop Securities, Inc. The Company furthermore must retain a deposit account with Hilltop Securities, Inc during the term of its relationship. As of June 30, 2021, the Company had no outstanding receivables from Hilltop Securities, Inc.

The Company earned income from private placement of securities and advisory services. As of June 30, 2021, receivables from clients were $18,000.

Based on management's review of outstanding receivable balances and historical collection information, management's best estimate is that all outstanding balances will be collected. Accordingly, the Company has not established an allowance for doubtful accounts at June 30, 2021.

5.   LOAN PAYABLE-PAYROLL PROTECTION PROGRAM

On May 6, 2020, the Company received a total of $24,725 loan under the Paycheck Protection Program ("PPP"), and on December 29, 2020 the entire loan was forgiven. On February 28, 2021 the Company received a second loan of $39,256. Certain amounts of this loan may be forgivable based on the terms of the PPP. The remaining balance will convert to a two-year loan at 1% and amortization will begin in December, 2021.

On August 3, 2020, the Company executed a loan agreement with the Small Business Administration (SBA) in the amount of $150,000. The loan bears a term of 30 years and an interest rate of 3.75% interest and principal payments will begin on August 3, 2021.

6.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 6.6667% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At June 30, 2021, the Company's net capital requirement was $15,705. The Company's Net Capital was $39,370 which was above the required Net Capital by $23,665. At June 30, 2021, the Company's ratio of Aggregate Indebtedness to Net Capital was 5.98 to 1.

7.   COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2021, and through the date of this report, there were no such claims.

The Company is subject to risks related to the public health crisis associated with the Coronavirus global pandemic ("COVID-19"). Federal, state and local governments have taken measures to slow the spread of COVID-19. The measures have included limiting travel, temporarily closing businesses and issuing stay at home order which has caused steep decline in economic activity. The long-term effect of these measures cannot be determined. Management believes the measures may have significant impact on the Company's financial position and results of operations.

The amount of the impact is unquantifiable currently but deemed to be significant by management as the Company may experience a reduction of cash flows and an overall reduction in earnings as a result of COVID-19.

8.   RELATED PARTY TRANSACTIONS

The Company rents office space on a month to month basis from a Member of the Company. The Company paid $10,875 in rent for the year ended June 30, 2021.

9.   GOING CONCERN

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows. At June 30, 2021, the Company's cash balance was $156,813. Management anticipates future revenues will be sufficient to cover operating expenses but remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained.

10.   SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through August, 25, 2021, the date the financial statements were issued and available and has determined there were no subsequent events requiring disclosure in these financial statements.